

SECURI 07001782 SION

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35079



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 WILLIAM PENN WAY
(No. and Street)

LANCASTER (City) PA (State) 17605-0008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DERRY YOUNG 717-299-5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
(Name – *if individual, state last, first, middle name*)

SUITE 301, 1869 CHARTER LANE (Address) LANCASTER (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DERRY YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH SECURITIES, LTD., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA


Notarial Seal
Nancy A. Whisker, Notary Public
Bloomfield Boro, Perry County
My Commission Expires Feb. 9, 2008

Member, Pennsylvania Association of Notaries

Signature

V. P.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

High Securities, Ltd.

Table of Contents

December 31, 2006 and 2005



Independent Auditor's Report

To the Board of Directors of
High Securities, Ltd.

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 3, 2007

Balance Sheets
December 31, 2006 and 2005

		2006		2005
Assets				
Current Assets				
Cash and cash equivalents	$	110,718	$	76,025
Accounts receivable		1,330		-
Receivable - High Industries, Inc. - related party		-		52
Prepaid expenses		2,258		1,623
Total Assets	$	114,306	$	77,700
Liability and Stockholder's Equity				
Current Liability				
Accrued expenses	$	-	$	8
Stockholder's Equity				
Common stock, $.01 par value - 10,400 shares authorized and issued		104		104
Paid-in capital		114,001		14,001
Retained earnings		26,596		89,982
Less - cost of treasury stock (3,016 shares)		(26,395)		(26,395)
Total Stockholder's Equity		114,306		77,692
Total Liability and Stockholder's Equity	$	114,306	$	77,700

See notes to financial statements.

High Securities, Ltd.

Statements of Operations

Years Ended December 31, 2006 and 2005

	2006	2005
Revenue		
Commissions and fees	$ -	$ 109,984
Gain on sale of warrants	4,703	-
Interest	964	1,328
Other	300	-
Total Revenue	5,967	111,312
Expenses		
Insurance	-	114
Legal and professional	3,945	7,396
Office and administrative	60,000	95,995
Miscellaneous	62	6,354
Regulatory fees	5,346	10,340
Total Expenses	69,353	120,199
Net Loss	$ (63,386)	$ (8,887)

See notes to financial statements.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2006 and 2005

	Common Stock - Common Shares	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock - Common Shares	Cost of Treasury Stock - Common	Total
Balances - December 31, 2004	10,400	$ 104	$ 14,001	$ 98,869	3,016	$ (26,395)	$ 86,579
Net loss	-	-	-	(8,887)	-	-	(8,887)
Balances - December 31, 2005	10,400	104	14,001	89,982	3,016	(26,395)	77,692
Capital contribution	-	-	100,000	-	-	-	100,000
Net loss	-	-	-	(63,386)	-	-	(63,386)
Balances - December 31, 2006	10,400	$ 104	$ 114,001	$ 26,596	3,016	$ (26,395)	$ 114,306

See notes to financial statements.

High Securities, Ltd.

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net loss	$ (63,386)	$ (8,887)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities		
Gain on sale of warrants	(4,703)	-
(Increase) decrease in account receivable	(1,330)	20,016
Decrease (increase) in receivable - High Industries, Inc. - related party	52	(52)
Decrease in prepaid taxes	-	1,099
(Increase) decrease in prepaid expenses	(635)	1,827
Decrease in accrued expenses	(8)	(6,934)
Net Cash (Used In) Provided By Operating Activities	(70,010)	7,069
Cash Flows From Investing Activities		
Purchase of warrants	(4,800)	-
Proceeds from sale of warrants	9,503	-
Net Cash Provided by Investing Activities	4,703	-
Cash Provided by Financing Activity - Capital Contribution	100,000	-
Net Increase in Cash and Cash Equivalents	34,693	7,069
Cash and Cash Equivalents - Beginning of Year	76,025	68,956
Cash and Cash Equivalents - End of Year	$ 110,718	$ 76,025

See notes to financial statements.

Note 1 - Company Operations

The Company was formed on October 17, 1985, for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2006 or 2005 and, consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $110,718 and $76,017, respectively, which was $105,718 and $71,017 in excess of its required net capital of $5,000 in 2006 and 2005, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1 in 2006 and .0001 to 1 in 2005.

Note 4 - Investments

During 2006, the Company purchased 300 warrants of the NASDAQ STOCK MARKET, INC. for $4,800. In December 2006, the Company sold the 300 warrants for $9,503. The Company reported a gain on sale of $4,703 for the year ended December 31, 2006.

Note 5 - Related Party Transactions

The Company's commission and fee revenue for 2005 was derived from selling interests in related parties' direct participation and capital raising programs. These related parties are in a position to, and in the future may, influence the revenue volume of High Securities, Ltd. for the benefit of another company in a related line of business.

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expense related to this contract for both 2006 and 2005 was $60,000. During 2004, High Securities, Ltd. entered into another contract with the same related party for administrative services pertaining to the sale of interests in WCOP Associates Limited Partnership. Total expense related to this contract was $0 and $35,995 for 2006 and 2005, respectively.

During 2004, High Securities, Ltd. entered into a contract with WCOP Associates Limited Partnership regarding the offering of Class A Limited Partnership Interests. Upon the sale of these units, High Securities, Ltd. earns a commission. The total amount earned related to this contract was $0 and $109,984 for 2006 and 2005, respectively.

The agreements between the Company and related parties are not the result of arms-length negotiations.

Note 6 - Cash Risk

At times during the years ended December 31, 2006 and 2005, cash balances may have exceeded the federally insured limit of $100,000.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

Schedule I

		2006		2005
Total Stockholder's Equity	$	114,306	$	77,692
Non-allowable assets:				
Accounts receivable		(1,330)		(52)
Prepaid expenses		(2,258)		(1,623)
Net Capital	$	110,718	$	76,017

Note: There were no material differences between the above computation included in the Company's corresponding unaudited Form X-17a-5 Part II A filing.



Independent Auditor's Report on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
High Securities, Ltd.

In planning and performing our audits of the financial statements and supplementary schedule of High Securities, Ltd. (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
High Securities, Ltd.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 3, 2007

END